Exhibit 99.1

ARC Energy Trust Announces Signing of Definitive Agreement For Sale of Non-Core Assets

CALGARY, Dec. 22 /CNW/ - (AET.UN and ARX.A - TSX) ARC Energy Trust ("ARC" or the "Trust) is pleased to announce that ARC has executed a purchase and sale agreement with two private companies, OMERS Energy Inc. and Superman Resources Inc. for the disposition of non-core assets in Central Alberta. The Trust will receive $170 million in cash, prior to customary closing adjustments, along with 36 sections of land in the Ante Creek region of Northern Alberta. Subject to regulatory approvals, the transaction is expected to close in January 2011. The properties produce approximately 3,400 boe per day (60 per cent gas and 40 per cent liquids) and have approximately 14.7 million boe of proved plus probable reserves, as of September 30, 2010.

ARC Energy Trust is one of Canada's largest conventional oil and gas royalty trusts with an enterprise value of approximately $8.1 billion. The Trust currently produces approximately 83,000 barrels of oil equivalent per day from seven core areas in western Canada. ARC Energy Trust units trade on the TSX under the symbol AET.UN and ARC Resources exchangeable shares trade under the symbol ARX.A.

Note: Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. In accordance with NI 51-101, a boe conversion ratio for natural gas of 6 mcf:1 bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

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    ARC RESOURCES LTD.

    John P. Dielwart,
    Chief Executive Officer
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%CIK: 0001029509

For further information: about ARC Energy Trust, please visit our website www.arcresources.com or contact: Investor Relations, E-mail: ir@arcresources.com, Telephone: (403) 503-8600, Fax: (403) 509-6427, Toll Free 1-888-272-4900; ARC Resources Ltd., Suite 1200, 308 - 4th Avenue S.W., Calgary, AB, T2P 0H7

CO: ARC Energy Trust

CNW 18:36e 22-DEC-10